UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 1-10367

NOTIFICATION OF LATE FILING

CUSIP Number: 007947104

(Check One): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form N-SAR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable

PART I – REGISTRANT INFORMATION

ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.
Full Name of Registrant

Not Applicable
Former name if applicable

914 N Jefferson Street
Post Office Box 1237
Address of principal executive office (Street and Number)
Springdale, Arkansas 72765
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Form 10-K for the fiscal year ended December 31, 2004 could not be timely filed as the Company is in the continuing process of resolving certain matters related to the appropriate accounting treatment under GAAP of casualty insurance claims that it has pending related to a fire in an earlier year.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

JOE G. BROOKS (Name)	(479) 756-7400 (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(3) It is not anticipated that any significant change in results of operations before extraordinary items from the prior fiscal year will be reported in the financial statements to be filed in the Form 10-K, except general increases in revenues and operating income consistent with the increases in such items reported through the nine month period of 2004. However, it is likely that there will be decreases and adjustments to extraordinary items, particularly by comparison to the prior fiscal year.

ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 31, 2005

By: /s/ JOE G. BROOKS

Joe G. Brooks, Chairman, Co-Chief Executive Officer and President

/s/ STEPHEN W. BROOKS

Stephen W. Brooks, Co-Chief Executive Officer